PRICING SUPPLEMENT No. 490 dated October 15, 2025

(To Prospectus Supplement dated April 27, 2023

and Prospectus dated April 27, 2023)

Wells Fargo & Company

Medium-Term Notes, Series T

$7,877,000

Fixed Rate Callable Notes

Notes due October 17, 2029

Filed Pursuant to Rule 424(b)(2) Registration No. 333-270532

The notes have a term of 4 years, subject to our right to redeem the notes on the optional redemption dates beginning 1 year after issuance. The notes pay interest semi-annually at a fixed per annum rate, as set forth below. All payments on the notes are subject to the credit risk of Wells Fargo & Company. If Wells Fargo & Company defaults on its obligations, you could lose some or all of your investment. The notes will not be listed on any exchange and are designed to be held to maturity.

Terms of the Notes
Issuer:	Wells Fargo & Company (“Wells Fargo”)
Original Offering Price:

$1,000 per note; provided that the original offering price for an eligible institutional investor and an investor purchasing the notes in a fee-based advisory account will vary but will not be less than $995.00 per note and will not be more than $1,000 per note. Because the original offering price for eligible institutional investors and investors purchasing the notes in a fee-based advisory account will vary as described in footnote (1) below, the price such investors pay for the notes may be higher than the prices paid by other eligible institutional investors or investors in fee-based advisory accounts based on then-current market conditions and the negotiated price determined at the time of each sale.

Principal Amount:	$1,000 per note. References in this pricing supplement to a “note” are to a note with a principal amount of $1,000.
Pricing Date:	October 15, 2025.
Issue Date:	October 17, 2025.
Stated Maturity Date:

October 17, 2029. The notes are subject to redemption by Wells Fargo prior to the stated maturity date as set forth below under “Optional Redemption.” The notes are not subject to repayment at the option of any holder of the notes prior to the stated maturity date.

Payment at Maturity:

Unless redeemed prior to stated maturity by Wells Fargo, a holder will be entitled to receive on the stated maturity date a cash payment in U.S. dollars equal to $1,000 per note, plus any accrued and unpaid interest.

Interest Payment Dates:	Semi-annually on the 17th day of each April and October, commencing April 17, 2026, and at stated maturity or earlier redemption.
Interest Period:

With respect to an interest payment date, the period from, and including, the immediately preceding interest payment date (or, in the case of the first interest period, the issue date) to, but excluding, that interest payment date.

Interest Rate:

4.10% per annum. See “Description of Notes—Interest and Principal Payments” and “—Fixed Rate Notes” in the prospectus supplement for a discussion of the manner in which interest on the notes will be calculated, accrued and paid.

Optional Redemption:

The notes are redeemable by Wells Fargo, in whole but not in part, on the optional redemption dates, at 100% of their principal amount plus accrued and unpaid interest to, but excluding, the redemption date. Any redemption may be subject to prior regulatory approval. Wells Fargo will give notice to the holders of the notes at least 5 days and not more than 30 days prior to the date fixed for redemption in the manner described in the accompanying prospectus supplement under “Description of Notes—Redemption and Repayment.”

Optional Redemption Dates:	Semi-annually on the 17th day of each April and October, commencing October 17, 2026 and ending April 17, 2029.
Listing:	The notes will not be listed on any securities exchange or automated quotation system.
Denominations:	$1,000 and any integral multiples of $1,000
CUSIP Number:	95001DM72

Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Selected Risk Considerations” on page PRS-3 herein and “Risk Factors” beginning on page S-4 of the accompanying prospectus supplement.

The notes are unsecured obligations of Wells Fargo, and all payments on the notes are subject to the credit risk of Wells Fargo. If Wells Fargo defaults on its obligations, you could lose some or all of your investment. The notes are not savings accounts, deposits or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these notes or passed upon the accuracy or adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Original Offering Price(1)	Agent Discount(2)	Proceeds to Wells Fargo
Per Note	$1,000.00	$5.00	$995.00
Total	$7,877,000.00	$31,463.87	$7,845,536.13

(1)

The original offering price for an eligible institutional investor and an investor purchasing the notes in a fee-based advisory account will vary based on then-current market conditions and the negotiated price determined at the time of each sale; provided, however, the original offering price for such investors will not be less than $995.00 per note and will not be more than $1,000 per note. The original offering price for such investors reflects a foregone selling concession with respect to such sales as described in footnote (2) below. The total offering price in the table above assumes an original offering price of $1,000 per note for each note sold in this offering.

(2)

The agent will receive an agent discount of up to $5.00 per note, and from such agent discount will allow selected dealers a selling concession of up to $5.00 per note depending on market conditions that are relevant to the value of the notes at the time an order to purchase the notes is submitted to the agent. Dealers who purchase the notes for sales to eligible institutional investors and fee-based advisory accounts may forgo some or all selling concessions. The per note agent discount in the table above represents the maximum agent discount payable per note. The total agent discount in the table above gives effect to the actual proceeds to Wells Fargo. See “Supplemental Plan of Distribution (Conflicts of Interest)” in the prospectus supplement for further information including information regarding how we may hedge our obligations under the notes and offering expenses. Wells Fargo Securities, LLC, a wholly owned subsidiary of Wells Fargo & Company, is the agent for the distribution of the notes and is acting as principal.

Wells Fargo Securities

ADDITIONAL INFORMATION ABOUT THE ISSUER AND THE NOTES

The notes are senior unsecured debt securities of Wells Fargo & Company and are part of a series entitled “Medium-Term Notes, Series T.” The paying agent and security registrar for the notes is Computershare Trust Company, N.A.

All payments on the notes are subject to the credit risk of Wells Fargo.

You should read this pricing supplement together with the prospectus supplement dated April 27, 2023 and the prospectus dated April 27, 2023 for additional information about the notes. To the extent that disclosure in this pricing supplement is inconsistent with the disclosure in the prospectus supplement or prospectus, the disclosure in this pricing supplement will control. Certain defined terms used but not defined herein have the meanings set forth in the prospectus supplement.

You may access the prospectus supplement and prospectus on the SEC websiteiwww.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

●Prospectus Supplement dated April 27, 2023:

https://www.sec.gov/Archives/edgar/data/72971/000183988223010804/seriest-424b2_042723.htm

●Prospectus dated April 27, 2023:

https://www.sec.gov/Archives/edgar/data/72971/000183988223010799/wf_424b2-0427.htm

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SELECTED RISK CONSIDERATIONS

Your investment in the notes will involve risks not associated with an investment in conventional debt securities. You should carefully consider the risk factors set forth below and the “Risk Factors” section of the accompanying prospectus supplement as well as the other information contained in the prospectus supplement and prospectus, including the documents they incorporate by reference. You should reach an investment decision only after you have carefully considered with your advisors the appropriateness of an investment in the notes in light of your particular circumstances.

Risks Relating To The Notes Generally

The Amount Of Interest You Receive May Be Less Than The Return You Could Earn On Other Investments.

Interest rates may change significantly over the term of the notes, and it is impossible to predict what interest rates will be at any point in the future. The interest rate payable on the notes may be more or less than prevailing market interest rates at any time during the term of the notes. As a result, the amount of interest you receive on the notes may be less than the return you could earn on other investments.

The Per Annum Interest Rate Will Affect Our Decision To Redeem The Notes.

It is more likely that we will redeem the notes prior to the stated maturity date during periods when the remaining interest is to accrue on the notes at a rate that is greater than that which we would pay on a conventional fixed-rate non-redeemable note of comparable maturity. If we redeem the notes prior to the stated maturity date, you may not be able to invest in other notes that yield as much interest as the notes.

Holders Of The Notes Have Limited Rights Of Acceleration.

Holders Of The Notes Could Be At Greater Risk For Being Structurally Subordinated If We Convey, Transfer Or Lease All Or Substantially All Of Our Assets To One Or More Of Our Subsidiaries.

Risks Relating To An Investment In Wells Fargo’s Debt Securities, Including The Notes

The Notes Are Subject To The Credit Risk Of Wells Fargo.

The notes are our obligations and are not, either directly or indirectly, an obligation of any third party. Any amounts payable under the notes are subject to our creditworthiness. As a result, our actual and perceived creditworthiness may affect the value of the notes and, in the event we were to default on our obligations, you may not receive any amounts owed to you under the terms of the notes.

Our Ability To Service Our Debt, Including The Notes, May Be Limited By The Results Of Operations Of Our Subsidiaries And Certain Contractual Arrangements.

The Resolution Of Wells Fargo Under The Orderly Liquidation Authority Could Result In Greater Losses For Holders Of Our Debt Securities, Including The Notes, Particularly If A Single-Point-Of-Entry Strategy Is Used.

The Resolution Of Wells Fargo In A Bankruptcy Proceeding Could Also Result in Greater Losses For Holders Of Our Debt Securities, Including The Notes.

Risks Relating To The Value Of The Notes And Any Secondary Market

The Agent Discount, Offering Expenses And Certain Hedging Costs Are Likely To Adversely Affect The Price At Which You Can Sell Your Notes.

Assuming no changes in market conditions or any other relevant factors, the price, if any, at which you may be able to sell the notes will likely be lower than the original offering price. The original offering price includes, and any price quoted to you is likely to exclude, the agent discount paid in connection with the initial distribution, offering expenses and the projected profit that our hedge counterparty (which may be one of our affiliates) expects to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. In addition, any such price is also likely to reflect dealer discounts, mark-ups and other transaction costs, such as a discount to account for costs associated with establishing or unwinding any related hedge transaction. The price at which the agent or any other

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potential buyer may be willing to buy your notes will also be affected by the interest rate provided by the notes and by the market and other conditions discussed in the next risk factor.

The Value Of The Notes Prior To Stated Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

The value of the notes prior to stated maturity will be affected by interest rates at that time and a number of other factors, some of which are interrelated in complex ways. The effect of any one factor may be offset or magnified by the effect of another factor. The following factors, among others, are expected to affect the value of the notes. When we refer to the “value” of your note, we mean the value that you could receive for your note if you are able to sell it in the open market before the stated maturity date.

●Interest Rates. The value of the notes may be affected by changes in the interest rates in the U.S. markets.

●Our Creditworthiness. Actual or anticipated changes in our creditworthiness may affect the value of the notes. However, because the return on the notes is dependent upon factors in addition to our ability to pay our obligations under the notes, such as whether we exercise our option to redeem the notes, an improvement in our creditworthiness will not reduce the other investment risks related to the notes.

The Notes Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Notes To Develop.

The notes will not be listed or displayed on any securities exchange or any automated quotation system. Although the agent and/or its affiliates may purchase the notes from holders, they are not obligated to do so and are not required to make a market for the notes. There can be no assurance that a secondary market will develop. Because we do not expect that any market makers will participate in a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which the agent is willing to buy your notes.

If a secondary market does exist, it may be limited. Accordingly, there may be a limited number of buyers if you decide to sell your notes prior to stated maturity. This may affect the price you receive upon such sale. Consequently, you should be willing to hold the notes to stated maturity.

Risk Relating To Conflicts Of Interest

A Dealer Participating In The Offering Of The Notes Or Its Affiliates May Realize Hedging Profits Projected By Its Proprietary Pricing Models In Addition To Any Selling Concession, Creating A Further Incentive For The Participating Dealer To Sell The Notes To You.

If any dealer participating in the offering of the notes, which we refer to as a “participating dealer,” or any of its affiliates conducts hedging activities for us in connection with the notes, that participating dealer or its affiliates will expect to realize a projected profit from such hedging activities, if any, and this projected hedging profit will be in addition to any concession that the participating dealer realizes for the sale of the notes to you. This additional projected profit may create a further incentive for the participating dealer to sell the notes to you.

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UNITED STATES FEDERAL TAX CONSIDERATIONS

In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes will be treated as debt instruments for U.S. federal income tax purposes.

Based on representations provided by us, the issue price of the notes for U.S. federal income tax purposes should be equal to their stated principal amount, and therefore the notes should not be treated as issued with original issue discount.

Both U.S. and non-U.S. persons considering an investment in the notes should read the discussion under “United States Federal Tax Considerations” in the accompanying prospectus supplement for more information.

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SUPPLEMENTAL PLAN OF DISTRIBUTION

The original offering price is $1,000 per note; provided that the original offering price for an eligible institutional investor and an investor purchasing the notes in a fee-based advisory account will vary based on then-current market conditions and the negotiated price determined at the time of each sale. The original offering price for such investors will not be less than $995.00 per note and will not be more than $1,000 per note. The original offering price for such investors reflects a foregone selling concession with respect to such sales as described in the next paragraph.

Wells Fargo Securities, LLC, a wholly owned subsidiary of Wells Fargo & Company, is the agent for the distribution of the notes. The agent may resell the notes to other securities dealers at the original offering price of $1,000 per note less a concession not in excess of the agent discount. Such securities dealers may include Wells Fargo Advisors (the trade name of the retail brokerage business of our affiliates, Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC). Wells Fargo Securities LLC will receive an agent discount of up to $5.00 per note, and from such agent discount will allow selected dealers a selling concession of up to $5.00 per note depending on market conditions that are relevant to the value of the notes at the time an order to purchase the notes is submitted to the agent. Dealers who purchase the notes for sales to eligible institutional investors and fee-based advisory accounts may forgo some or all selling concessions.

The agent or another affiliate of ours expects to realize hedging profits projected by its proprietary pricing models to the extent it assumes the risks inherent in hedging our obligations under the notes. If any dealer participating in the distribution of the notes or any of its affiliates conducts hedging activities for us in connection with the notes, that dealer or its affiliate will expect to realize a profit projected by its proprietary pricing models from such hedging activities. Any such projected profit will be in addition to any discount or concession received in connection with the sale of the notes to you.

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VALIDITY OF THE NOTES

In the opinion of Davis Polk & Wardwell LLP, as special counsel to Wells Fargo, when the notes offered by this pricing supplement have been executed and issued by Wells Fargo and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of Wells Fargo, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to (x) the enforceability of any waiver of rights under any usury or stay law or (y) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 14, 2023, which was filed as an exhibit to the Registration Statement on Form S-3 by Wells Fargo on March 14, 2023.

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